UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SK Telecom Co., Ltd.

(Name of Issuer)

American Depositary Shares (“ADSs”), each representing the right to receive one-ninth of one fully-paid share of common stock

(Title of Class of Securities)

78440P999 (CUSIP Number)

August 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1.	Name of Reporting Person: R.S. Identification No. of above persons (entities only): Momenta (Cayman)
2.	Check the Appropriate Box if a Member of a Group: (a) (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 1,069,155* ADSs 6. Shared Voting Power: 1,069,155* ADSs 7. Sole Dispositive Power: 1,069,155† ADSs 8. Shared Dispositive Power: 0 ADSs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,069,155 ADSs
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented by Amount in Row (9): 0.1%
12.	Type of Reporting Person: OO

*	Subject to certain restrictions described in Item 4(c)(i).
†	Subject to certain restrictions described in Item 4(c)(iii).

ITEM 1	(a).	NAME OF ISSUER:

SK Telecom Co., Ltd. (“SKT”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea

ITEM 2	(a).	NAME OF PERSON FILING:

Momenta (Cayman)

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

P.O. Box 1984GT, Elizabethan Square, George Town, Grand Cayman, Cayman Islands

ITEM 2	(c).	CITIZENSHIP:

Cayman Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

American Depositary Shares, each representing the right to receive one-ninth of one fully-paid share of common stock

ITEM 2	(e).	CUSIP NUMBER:

78440P999

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP

ITEM 4	(a).	AMOUNT BENEFICIALLY OWNED:

1,069,155 ADSs

ITEM 4	(b).	PERCENT OF CLASS:

0.1% (the percentage of the class deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities held by or for the account of the issuer or a subsidiary of the issuer)

ITEM 4	(c).	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or to direct the vote:

Momenta (Cayman) was established for the sole purpose of issuing and selling guaranteed exchangeable notes due 2007 (the “Notes”) guaranteed by SK Corporation and exchangeable into 46,057,500 American Depositary Shares of SK Telecom (the “SKT ADSs”) and for acquiring and holding the SKT ADSs. Pursuant to the Indenture (“Indenture”) constituting the Notes, following August 1, 2003, Momenta (Cayman) must exercise any voting rights arising from the SKT ADSs pursuant to directions issued by holders of the Notes. There are no other restrictions on Momenta (Cayman)’s power to vote or to direct the vote of the SKT ADSs under the Indenture.

(ii) Shared power to vote or to direct the vote:

See Item 4(c)(i).

(iii) Sole power to dispose or to direct the disposition of:

Pursuant to the Indenture and other transaction documents relating to the offering of the Notes, as long as any Notes remain outstanding, Momenta (Cayman) is restricted in its ability to sell, pledge or otherwise convey all or any portion of the SKT ADSs held by it. Pursuant to the Indenture, Momenta is obligated to hold such SKT ADSs until such time that a holder of Notes exercises his right to exchange such Notes, at which time and subject to certain conditions set forth in the Indenture, Momenta (Cayman) shall transfer a portion of the SKT ADSs to the holder of the Notes in exchange for his Notes.

(iv) Shared power to dispose or to direct the disposition of:

0 ADSs.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2005	Momenta (Cayman)

	By:	/s/ Alan Corkish
	Name:	Alan Corkish
	Title:	Director

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